UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Aries Maritime Transport Limited (the “Company”) has received a consent from its lenders under its credit facility (“Credit Facility”) to a relaxation of the interest coverage covenant contained in the Credit Facility, as follows:

1.	For the periods from December 31, 2007 through June 30, 2008, the interest coverage covenant is relaxed from 3.0:1.0 to 2.25:1.0;
2.	For the period ending September 30, 2008, the interest coverage covenant will increase from 2.25:1.0 to 2.75:1.0; and
3.	For the period ending December 31, 2008, the interest coverage covenant will increase from 2.75:1.0 to 3.0:1.0.

The relaxation of the interest coverage covenant is, among other things, conditioned on:

•	An immediate reduction in the Credit Facility commitment level to $290.0 million;
•	A reduction of the outstanding borrowings under the Credit Facility from their current level of $284.8 million to $200.0 million, by disposal of ships, by June 30, 2008;
•	The Company’s continued payment of an increased margin of 1.75% until a compliance certificate is provided to its lenders advising the interest coverage ratio meets the required level of 3.0:1.0;
•	The Company’s not paying a dividend for the quarter ended December 31, 2007; and
•	During the period of interest coverage covenant relaxation any advance for new investments requires the consent of all of the lenders under the Credit Facility.

This amendment to the Credit Facility is subject to the execution of amendment documentation required by the lenders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: March 25, 2008	By:	/s/ Richard J.H. Coxall
Richard J.H. Coxall
Chief Financial Officer

SK 23248 0002 866230 v2